GULF CHRONIC CARE INC.

12465 South Fort Street, Suite 240

PO Box 1382

Draper, Utah 84020

May 7, 2019

VIA EMAIL and EDGAR UPLOAD

Reganr@sec.gov

Mr. Ruairi Regan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GULF CHRONIC CARE INC.
Offering Statement
Filed April 25, 2019
File No. 024-10975

Dear Mr. Regan:

Per your conversation with our General Counsel today and pursuant to Rule 252(d)(3), Gulf Chronic Care, Inc (the “Company”) formally requests qualification of its above-referenced offering statement to begin May 16, 2019.

Sincerely,

/s/ Max Rockwell
CEO